Rise Companies Corp.

1601 Connecticut Avenue NW

Suite 300

Washington, DC 20009

VIA EDGAR

April 28, 2017

Mr. Coy Garrison

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC (the “Company”)

Post-Qualification Amendment to Offering Statement on Form 1-A (the “Post-Qualification Amendment”)

Filed April 25, 2017

File No. 024-10492

Dear Mr. Garrison:

We filed the above-referenced Post-Qualification Amendment on Form 1-A on April 25, 2017. Notwithstanding our letter dated April 24, 2017, pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Post-Qualification Amendment be accelerated and that the Post-Qualification Amendment be declared qualified on May 8, 2017 at 10:00 AM, or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Post-Qualification Amendment qualified, it does not foreclose the Commission from taking any action with respect to the Post-Qualification Amendment;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post-Qualification qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Post-Qualification Amendment;

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin S. Miller
Benjamin S. Miller

cc:	Mark Schonberger, Esq.